

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

July 26, 2023

James Harrington
General Counsel, Chief Compliance Officer & Secretary
Workhorse Group Inc.
3600 Park 42 Drive, Suite 160E
Sharonville, Ohio 45241

> **Re: Workhorse Group Inc.**
> **Registration Statement on Form S-3**
> **Filed July 20, 2023**
> **File No. 333-273357**

Dear James Harrington:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Gregory Herbers at 202-551-8028 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Arthur McMahon